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                            August 10, 2020

       Nick Luff
       Chief Financial Officer
       RELX PLC
       1-3 Strand
       London
       WC2N 5JR
       England

                                                        Re: RELX PLC
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 20,
2020
                                                            File No. 001-13334

       Dear Mr. Luff:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2019

       Capital and Liquidity Management, page 21

   1. In your presentation of the non-GAAP measure, EBITDA, you include items in addition to what the acronym
suggests (e.g., disposals and other non-operating items). To the extent that you
continue to include adjustments not contemplated by the acronym, please revise the title of
your non-GAAP measure to distinguish it from the defined measure of
                                                        EBITDA. Please refer to
Question 103.01 of the Compliance and Disclosure
                                                        Interpretations on
Non-GAAP Financial Measures. Finally, disclose the usefulness of this measure to investors
and management pursuant to Items 10(e)(1)(i)(C) and (D) of
                                                        Regulation S-K.
 Nick Luff
FirstName
RELX PLCLastNameNick Luff
Comapany
August 10, NameRELX
           2020        PLC
August
Page 2 10, 2020 Page 2
FirstName LastName
Exhibit 15.2
Note 2 Revenue and segment analysis, page 134

2. In future filings, please expand your disclosure to discuss the significant payment terms in contracts with your customers. Please refer to IFRS 15.119(b) for guidance.
3. To the extent applicable, please revise future filings to provide the disclosures regarding assets recognized from costs to obtain or fulfill a contract with a customer as required by
         IFRS 15.127-128.
Note 10 Earnings per share, page 148

4. Your reconciliation of net profit attributable to RELX PLC shareholders to adjusted net profit attributable to RELX PLC shareholders presents the adjustments on a post-tax basis.
         Please revise your presentation in future filings to show the gross amount of each adjustment and present the related tax effect of the adjustments as a separate line item.
         Please refer to Question 102.11 of the Compliance and Disclosure Interpretations on Non-
         GAAP Financial Measures.
Note 21 Trade and other payables, page 163

5. In future filings, please disclose the amount of revenue recognized during the period that was included in the opening deferred revenue balance as provided by IFRS 15.116(b).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Dale Welcome at 202-551-3865 or Melissa Raminpour at 202-551-
3379 if you have questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing